Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

May 6, 2022

Re:	MoneyLion Inc. Registration Statement on Form S-1 Filed on March 23, 2022 File No. 333-263775

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Gessert Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 (File No. 333-263775) (the “Registration Statement”) contained in the Staff’s letter dated April 19, 2022. MoneyLion has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

Set forth below are MoneyLion’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by MoneyLion’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 1 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 1.

Registration Statement on Form S-1 filed March 23, 2022

General

1.	Please identify the crypto assets that you plan to make available through MoneyLion Crypto and provide us with your legal analysis as to how you conclude, and how you will conclude in the future, that crypto assets available through MoneyLion Crypto are not securities and, therefore, you will not be facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically address how your “applicable internal policies and procedures” allow you to reach this conclusion and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28-31 and 92.

Confidential

The Company respectfully advises the Staff that the Company is currently in the process of adding an additional crypto asset, Solana, to the MoneyLion Crypto platform and anticipates adding an additional crypto asset, Avalanche, during the end of the second quarter of 2022 or beginning of the third quarter of 2022. The Company will continue to evaluate expanding the crypto asset offerings available to customers through their MoneyLion Crypto account. The Company’s determination whether to add additional crypto assets on its platform besides those currently available – Bitcoin, Ether, Bitcoin Cash and Litecoin –is informed by customer demand, estimated costs, potential risks and applicable laws and regulatory guidance relating to different types of crypto assets, among other factors.

The Company respectfully advises the Staff that the Company performs a legal analysis under the U.S. federal securities laws for each crypto asset it considers for inclusion on its platform, which takes into account (i) U.S. federal securities laws, case law and other guidance (as further described below), (ii) available information and facts relating to the crypto asset (as further described below) and (iii) our technical understanding of crypto asset technologies. The legal analysis relating to whether a crypto asset constitutes a “security” under the U.S. federal securities laws is performed in close consultation with subject matter experts from functional areas of the Company, such as operations, product, data, engineering and security, who can provide significant technical expertise, as well as internal and external legal counsel.

With the exception of certain crypto assets expressly designed to be “security tokens,” most crypto assets were designed by developers to help enable a specific function or technical utility. Because these unique attributes generally distinguish crypto assets from instruments commonly understood to be securities such as stocks and bonds, the Company’s legal assessment under the U.S. federal securities laws primarily focuses on the potential for the crypto assets to be deemed “investment contracts” or notes for purposes of the U.S. federal securities laws. This assessment is done by referencing the U.S. federal securities laws, Supreme Court and other judicial decisions applying the definition of a security (e.g., SEC v. Howey (1946) (the assessment applied using the principles of this case, the “Howey test”), Reves v. Ernst & Young (1990) (the assessment applied using the principles of this case, the “Reves test”)), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the SEC, no-action letters and enforcement actions. The FinHub Framework identifies some of the factors that FinHub has indicated market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore, is a security (as well as some of the factors to be considered in determining whether and when a crypto asset may no longer be a security). The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors the more likely that aspects of the Howey test may be met. However, the FinHub Framework does not specifically assign a weighting to any of these factors. Based on the factors described above, the Company has concluded, consistent with its internal policies and procedures, that Bitcoin, Ether, Bitcoin Cash and Litecoin are not “securities” for purposes of the U.S. federal securities laws. In particular, the Company does not believe that these crypto assets constitute “investment contracts” under Howey. Such conclusion is subject to reconsideration based on evolving facts, legal doctrines and regulatory developments with respect to crypto assets.

Confidential

Prior to including any additional crypto assets on the Company’s platform, the Company will assess available information and facts relating to the crypto asset, including, among other considerations: (i) detailed facts describing the history and creation of the crypto asset, including how the crypto asset was initially distributed or sold, including to what extent the crypto asset was promoted, (ii) technology of the crypto asset, such as the legitimacy of the crypto asset, core operating code contributions from the developers and/or third parties, the transparency of the code and type of blockchain, (iii) the market factors associated with the asset, such as the crypto asset’s total market value in comparison to the total crypto asset market value and trading volume of the crypto asset, (iv) network structure and market mechanisms related to the crypto asset that impact the security of such crypto asset, (v) publicly available information about, and prepared by, the developers of the crypto asset, including whitepapers and websites, (vi) the circumstances and developer representations in connection with prior sales of the crypto asset, including, among other things, with respect to whether stringent security protocols exist, (vii) the extent to which the crypto asset is operable and (viii) the extent to which the crypto asset is decentralized versus having a centralized control person or persons.

The Company recognizes that the internal policies and procedures it will utilize in its analysis or other model industry- or state-based frameworks or whitelists have not been endorsed by the SEC, the Staff or other regulatory authorities. In addition, the Company also recognizes that the application of securities laws to the specific facts and circumstances of crypto assets may be complex and subject to change, and that a determination by the Company or state regulatory authorities does not guarantee any conclusion under the U.S. federal securities laws. However, the Company believes the “risk-based” approach outlined above allows the Company to methodically apply and analyze facts consistently across different crypto assets and across the same crypto asset over time. In addition, the Company expects its assessment process to continuously evolve to take into account case law, facts and developments in technology as well as the crypto asset industry in general.

2.	In connection with the preceding comment, please provide us with your legal analysis as to how you will conclude that the crypto assets traded through Zero Hash, and others that may be traded in the future, are not securities. Please revise to describe how this determination is made, in particular whether you will make this determination or whether you will rely on Zero Hash. In your response, please specifically address how “applicable internal policies and procedures” allow this conclusion to be reached and revise to add risk factor disclosure discussing the risks and limitations of the internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. Please also revise to clarify what happens if you disagree on a determination.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as described above in response to the Staff’s first comment, the Company conducts an independent legal analysis as to whether any crypto asset available to MoneyLion Crypto customers for trading through Zero Hash may be considered a “security” for purposes of the U.S. federal securities laws. The Company does not rely on Zero Hash’s determination as to whether any crypto asset may be considered a “security” for purposes of the U.S. federal securities laws. The Company has concluded that each of the crypto assets that are currently available to MoneyLion Crypto customers for trading through Zero Hash – Bitcoin, Ether, Bitcoin Cash and Litecoin – and each of the crypto assets that it is in the process of adding to the MoneyLion Crypto platform or anticipates adding to the MoneyLion Crypto platform – Solana and Avalanche (respectively) – are not “securities” for purposes of the U.S. federal securities laws. In addition, although Zero Hash must consent in writing before the Company can add any crypto assets available for trading through Zero Hash to the MoneyLion Crypto platform, the Company decides which crypto asset-related products and services the Company makes available to its customers through MoneyLion Crypto. Zero Hash does not determine what crypto asset-related products and services the Company makes available to its customers through MoneyLion Crypto, and the Company does not make any crypto asset available through MoneyLion Crypto unless it has undertaken its own independent legal analysis and reached its own conclusion that such crypto asset would not be considered a “security” for purposes of the U.S. federal securities laws. Accordingly, if the Company were to conclude that certain crypto assets tradeable via Zero Hash and accessible via MoneyLion Crypto were “securities” for purposes of the U.S. federal securities laws, the Company would independently determine not to provide MoneyLion Crypto customers with access to trading that crypto asset.

Confidential

3.	Please revise your disclosure regarding your relationship with Zero Hash to clarify which entity will be liable if customers bring a claim related to the custody, trading or pricing of crypto assets, or if there are judicial or regulatory actions. Please revise your disclosure to describe the terms and provisions of your insurance policies, if any, covering crypto assets, and add related risk factor disclosure as appropriate. To the extent your arrangement with Zero Hash provides that Zero Hash will indemnify you for any claims relating to crypto assets, please also revise your disclosure to specify if your agreement with Zero Hash requires that Zero Hash carry related insurance. Please describe the terms and provisions of Zero Hash’s insurance policies, if any, covering crypto asset trading and the crypto assets held on behalf of customers in wallets in Zero Hash’s custody, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 83.

4.	Please disclose whether you have any plans to further expand the list of crypto assets in which your customers may engage in transactions, and provide any such timelines as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 83.

Confidential

5.	Please describe in greater detail in the forefront of the document your use of digital engagement practices in connection with your technology platform, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation, in your revised disclosure:

●	Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;

●	Clarify whether any of such practices encourage retail investors to trade more often, invest in different products or change investment strategies;

●	Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement). To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and

●	Describe in greater detail your data collection practices or those of your third-party service providers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4-6.

6.	Please revise your summary section to summarize the extensive regulatory regimes to which you are currently subject to.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6-7.

7.	We note your disclosure on page 25 that under the terms of your agreement with Zero Hash you do not currently expect to be subject to money services business, money transmitter licensing, or other licensing or regulatory requirements specific to transactions relating to crypto assets. Please confirm whether you conducted diligence as to whether Zero Hash maintains the requisite licenses to perform the activities outlined in your agreement with them, and disclose the relevant licenses held by Zero Hash.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 27, 31, 78 and 91. The Company advises the Staff that it conducted diligence to confirm that Zero Hash maintains the requisite licenses to perform the crypto asset-related activities outlined in the Company’s agreement with Zero Hash.

8.	We note your disclosure that your MoneyLion Crypto product allows users to automatically “round-up” debit card purchases into Bitcoin. Under an appropriately captioned heading, please describe how the “round-up” program operates, including how the crypto asset is acquired and whether it is limited to Bitcoin.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78-79.

Confidential

Risk Factors, page 6

9.	Please revise to include risk factor disclosure about the consequences of any crypto assets being characterized as securities, including the risks that the company could be deemed to be engaged in broker or exchange activity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28-31.

Business

Crypto, page 72

10.	We note your disclosure that you offer certain crypto asset products and services to your customers through a partnership with Zero Hash. We also note your disclosure regarding a licensing and cooperating agreement that entered into on March 26, 2021 with Zero Hash LLC and its affiliate, Zero Hash Liquidity Services LLC. Please file these agreements as exhibits to your registration statement, or tell us why you are not required to do so. Please refer to Item 601 of Regulation S-K.

Response: The Company respectfully advises the Staff that the licensing and cooperation agreement with Zero Hash LLC and Zero Hash Liquidity Services LLC (the “Zero Hash Agreement”) does not fit within the definition of material contract under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K requires registrants to file “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” The Company respectfully advises the Staff that the Zero Hash Agreement is not material to the Company. The Company entered into the Zero Hash Agreement in March 2021 to make certain crypto asset-related products or services available to its customers via its MoneyLion Crypto service. For the year ended December 31, 2021, the Company earned less than 1% of its total revenue from fees received in connection with this agreement. Revenue earned since in 2022 have not been materially higher. Further, the Company does not expect its partnership with Zero Hash to contribute a material portion of the Company’s revenues for the foreseeable future. As a result, the Company respectfully submits on the Company’s behalf that filing the Zero Hash Agreement as a material contract is not necessary for investors to form a more informed view of the Company’s business as a whole.

Our Business Model, page 74

11.	We note your disclosure that Zero Hash will effect crypto asset-related transactions for your customers with RoarMoney accounts that reside in states where Zero Hash is authorized to conduct crypto asset activities. Please revise to disclose the U.S. jurisdictions in which Zero Hash is not authorized to conduct crypto asset activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 27, 31, 78, 83 and 91.

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Confidential

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or Chris Van Buren at (212) 450-4899 (chris.vanburen@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Richard Correia
Adam VanWagner

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